Mail Stop 3561

      December 14, 2005



David Malmstedt, Chief Executive Officer
Vincera, Inc.
611 South Congress Avenue, Suite 350
Austin, Texas 78704
By facsimile also: 512-443-9326

      Re:		Vincera, Inc.
				Registration Statement on Form 10-SB
				File No. 0-51522

Dear Mr. Malmstedt:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors
1. On page 15 of this section (and in Management`s Discussion and Analysis on page 31), you state that two customers accounted for 78%
(and 72%) of the total revenues as of September 30, 2005. The notes to the financial statements imply that three customers make up 96% of total revenues and the two largest customers make up 84% of total revenues. Please explain to us the reason for the differences and revise the document as needed.
Statement of Operations, page F-3
2. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended September 30, 2005 and 2004 and reference to the three month period in the notes to the financial statements and MD&A. Refer to Item 310(b) of Regulation S-B.

Statement of Cash Flows, page F-4
3. In the column labeled "Nine Months Ended September 30, 2004", you have provided data for the six months ended June 30, 2004. Please revise to provide the proper information in the statement of cash flows and the applicable portions of MD&A.

Note 14 - Subsequent Events, page F-19
4. With respect to our previous comment 4, we note your revision to note 14. Please tell us the amount of revenues you expect to lose from the customer who will be impacted from the lack of Bit-Arts product support. If this amount is material, revise Management`s Discussion and Analysis to discuss this impact on future operations.

Form 10-QSB as of September 30, 2005, page 1
5. Revise the financial statements and footnotes included in the Form
10-QSB as of September 30, 2005 to conform to any applicable changes to the financial statements included in the Form 10-SB.

Note 6 - Notes Payable, page 13

Subordinated Notes Payable
6. In the second paragraph of this section, in note 7, and in Item
2
(on page 44), you state the company converted $531,468 of subordinated notes payable into 1,476,301 shares of common stock. In
Management`s Discussion and Analysis on page 32, you state you converted $531,468 of the subordinated notes payable into 1,080,893 shares of common stock. In notes 6 and 7 to the Form 10-SB filed November 21, 2005, you state the company converted $389,121 of the related notes payable into 1,080,893 of common stock. Please reconcile these amounts and revise the required documents.


Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.



      Sincerely,



      John Reynolds
      Assistant Director
Office of Emerging Growth Companies




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David Malmstedt
Vincera, Inc.
December 14, 2005
Page 1